News Release
May 18, 2017

Erin Energy Announces Results of Annual Meeting of Shareholders

Highlights changes to the board of directors

HOUSTON, May 18, 2017 - Erin Energy Corporation (“Erin Energy” or the “Company”) (NYSE MKT:ERN) (JSE:ERN) announced today the results of the Company’s Annual Meeting of Shareholders held on May 17, 2017 and changes to its board of directors (Board) and management team.

•	Frank C. Ingriselli named Chairman of the Board;

•	Mr. Femi Ayoade named CEO and new Director

•	Dr. John Rudley and Mahmud Yayale Ahmed were named new Directors;

•	Pannell Kerr Forster, P.C. (PKF) re-appointed as the Company’s auditors for 2017.

The newly-elected Chairman of Erin Energy, Frank Ingriselli, commented:

“I am honored to be returning to Erin Energy as Chairman and thank John Hofmeister for all his contributions to the Company over his seven years of service. I plan to take a very active role in working with the Erin management team and the Board to efficiently and economically deliver on its development plans. The Company is blessed with world class assets that can deliver value in both the short and long term. I will focus all my efforts on maximizing the value of our portfolio by staying focused on growing production, reserves and thereby significantly growing shareholder value.”

Mr. Frank C. Ingriselli replaces John Hofmeister as the Chairman of the Board Mr. Ingriselli serves as the President and Chief Executive Officer of Blackhawk Energy Ventures Inc., a position he has held since founding the company in 2016, and has more than 36 years of experience in the energy industry with wide ranging oil and natural gas exploration and production company experience in diverse geographies, business climates and political environments. Mr. Ingriselli was the founder in 2011 of PEDEVCO Corp. a NYSE MKT listed company and the founder of Pacific Asia Petroleum Inc. in 2005 (Erin Energy’s predecessor entity).

Mr. Ingriselli began his career at Texaco, Inc. (Texaco) in 1979 and held management positions in Texaco’s Producing-Eastern Hemisphere Department and Middle East/Far East Division and Texaco’s International Exploration Company. While at Texaco, Mr. Ingriselli negotiated a successful foreign oil development investment contract in China in 1983. In 1992, Mr. Ingriselli was named President of Texaco International Operations Inc. and over the next several years directed Texaco's global initiatives in exploration and development.

Mr. Ingriselli graduated from Boston University in 1975 with a Bachelor of Science degree in Business Administration. He also earned a Master of Business Administration degree from New York University in both Finance and International Finance in 1977 and a Juris Doctor degree from Fordham University School of Law in 1979.

Mr. Femi Ayoade, Dr. John Rudley and Mr. Mahmud Yayale Ahmed were elected to fill vacancies resulting from the retirement of Mr. William J. Campbell, Mr. Ira Wayne McConnell and Mr. Segun Omidele. At its meeting, following the Company’s Annual Meeting of Shareholders, the Board elected Mr. Ayoade as Chief Executive Officer of the Company to replace Interim CEO, Jean-Michel Malek.

Mr. Ayoade has served as Vice President of Production Operations for the Company since 2016 and the Managing Director of Erin Petroleum Nigeria Limited since 2013. He has more than 20 years’ experience in oil and gas industry and possess of in depth knowledge on regulatory and political environment of Nigeria and extensive experience on exploration and production operations offshore Nigeria. From 2008 to 2013, he was a Senior Technical Executive at CAMAC Petroleum Limited and Allied Energy Plc Nigeria and from 2006 to 2008, he was a Senior Drilling Engineer at Nigeria Agip Exploration (a subsidiary of ENI). Mr. Ayoade also served as a Senior Petroleum Engineer at Allied Energy Resources Nigeria Limited.

Mr. Ayoade earned a Master of Science in petroleum engineering from the University of Houston and a Higher National Diploma from the Petroleum Training Institute and has had extensive training in drilling, completion and subsea engineering.
Dr. Rudley served as the President of Texas Southern University from February 2008 to July 2016, where he was responsible for instituting substantive and far-reaching changes via administrative, academic, student and outreach initiatives. From June 2007 to February 2008, Dr. Rudley served as the Interim Chancellor for the University of Houston System and the Interim President for the University of Houston. Dr. Rudley has also held administrative positions for Tennessee Board of Regents, the University of Tennessee at Chattanooga and has served as a Senior Technical Advisor at the U.S. Department of Education. In addition to his experience in education, Dr. Rudley held positions at Arthur Andersen / Arlington McRae and Coopers and Lybrand, Certified Public Accountants. Dr. Rudley served on the board of directors and audit committee of AMSouth Bank.
Dr. Rudley is a Certified Public Accountant in Texas, earned a bachelor’s degree in business administration from the University of Toledo and a M.Ed. and Ed.D. from Tennessee State University.

Mr. Ahmed has an extensive history of government service on behalf of the Republic of Nigeria and has served at the highest levels of the Nigerian Government. Mr. Ahmed served as the Secretary to the Government of the Federation of Nigeria, a role that involved serving as Secretary to all Councils and bodies chaired by the President of the Republic, such as the Federal Executive Council and the Council of State. Mr. Ahmed served as the Minister of Defense and as the Head of Civil Service, where he was responsible for instituting fundamental reforms. Mr. Ahmed has served on the board of directors of Industrial and General Insurance since 2014 and assumed the role of chairman of the board of Industrial and General Insurance in 2016.

Mr. Ahmed holds an undergraduate degree in social science with a specialization in government and a master’s degree in public administration with a specialization in public finance from Ahmadu Bello University.

At the meeting, Erin Energy shareholders passed the Company’s proposed resolutions including, appointing PKF as the Company’s auditors for 2017 and approving, on a non-binding advisory basis, the compensation of the Company’s named executive officers as set forth in the Company’s Proxy Statement.

The option that received the greatest number of votes for the frequency to hold an advisory vote to approve the Company's executive compensation was three years. Based on the recommendation of the Board of Directors in the Company’s proxy statement and the voting results with respect to the advisory vote on the frequency of future advisory votes on executive compensation, the Company has decided to hold an advisory vote on executive compensation every three years.

About Erin Energy

Erin Energy Corporation is an independent oil and gas exploration and production company focused on energy resources in sub-Saharan Africa. Its asset portfolio consists of 9 licenses across 4 countries covering an area of 19,000 square kilometres (~5 million acres), including current production and other exploration projects offshore Nigeria, as well as exploration licenses offshore Ghana and The Gambia, and onshore Kenya. Erin Energy is headquartered in Houston, Texas, and is listed on the New York and Johannesburg Stock Exchanges under the ticker symbol ERN.

For more information about Erin Energy or to request a hard copy of the Company’s most recent complete audited financial statements free of charge, please call +1 713 797 2940 or visit www.erinenergy.com.

Source:  Erin Energy Corporation

Contact:
Lionel McBee, +1 713 797 2960
Director, Investor Relations and Corporate Communications
lionel.mcbee@erinenergy.com